

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03000880

No Act
P.E. 12-19-02

January 2, 2003

Richard E. Baltz
Arnold & Porter
555 Twelfth Street, N.W.
Washington, DC 20004-1206

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Re: CSX Corporation
Incoming letter dated December 19, 2002

Dear Mr. Baltz:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to CSX by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary F. Morse
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 19, 2002

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust
Rule 14a-8, Securities Act of 1933

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia Corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). The Proposal requests that the Company change the format of its proxy card by: (i) allowing shareholders to vote against directors, by removing the word "EXCEPT" and replacing it with the word "AGAINST" and (ii) removing the statement in the proxy materials informing shareholders that all signed but non-voted proxies will be voted at the discretion of management of the Company.[1] A supporting statement accompanies the Proposal. Copies of the Proposal and supporting statement are attached to this letter as Exhibit A. The Proponent has asked the Company to include the Proposal and statement in support thereof in the Company's proxy statement for its 2003 annual shareholders meeting (the "2003 Proxy Materials"). The Company respectfully asks for confirmation that the Staff will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2003 Proxy Materials for the reasons set forth below.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), six copies of this letter and its exhibits are enclosed. By copy of

[1] The Proposal states that "Management and Directors are requested to change the format of the Proxy Material . . . including the voting card," but then proceeds to describe changes only to the voting card. In other words, the Proposal only requests changes to the "Vote For Directors column" and "the statement placed in the lower section . . ."

this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the proposal from the 2003 Proxy Materials.

Unless otherwise stated, rule references are to rules under the Act.

As further discussed below, the Company believes that the Proposal may be omitted from the 2003 Proxy Materials for the following reasons:

- The proposal, if implemented, would cause the Company to violate state and Federal law and the Federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3) of the Act; and

- The proposal relates to an election for membership on the Company's Board of Directors.

The Staff granted no-action relief to Company last year on substantially the same proposal submitted by the Proponent for inclusion in the Company's 2002 proxy materials. See CSX Corporation (March 11, 2002) (the "CSX 2002 no-action letter"). The requested no-action relief is also consistent with other similar no-action letters, including Lucent Technologies, Inc. (November 18, 2002); Exxon Mobil Corporation (March 28, 2002); AT&T (March 11, 2002); and the Coca-Cola Company (February 6, 2002). In each of these instances, the Staff permitted the requesting companies to exclude from their proxy materials a similar proposal by either the Proponent or Robert D. Morse, whom we believe is related to the Proponent.[2]

1. <u>The Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because, if implemented, the Proposal would cause the Company to violate state law and Federal law, including the Commission's proxy rules</u>

Under Rule 14a-8(i)(2) the implementation of a shareholder proposal that would cause the Company to violate any state, federal or foreign law may be excluded. Similarly, under Rule 14a-8(i)(3) the Company may exclude any proposal that would

[2] In addition to having the same last name, Ms. Morse and Mr. Morse indicate the same address in their proposals, and Ms. Morse has previously identified Mr. Morse as her husband.

cause it to violate the Commission's proxy rules. The Proposal would require the Company to indicate on its proxy cards that a shareholder may vote "against" the election of a director rather than "withhold authority" to vote for a director. As further discussed below, the Company believes that such an "against" vote would be inconsistent with controlling state law and the Commission's proxy rules, including Rule 14a-9 and Rule 14a-4(b). Therefore, the Company believes that the Proposal is excludable from the 2003 Proxy Materials.

The Company is incorporated in Virginia and, as such, is subject to the Virginia Stock Corporation Act (the "Virginia Act"). Section 13.1-669(A) of the Virginia Act provides that "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election..."[3] The Company's articles of incorporation do not contain provisions opting out of Section 13.1-669(A) of the Virginia Act. Accordingly, nominees with the highest number of votes are elected to the Company's board of directors.

In our opinion, as a matter of Virginia law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director cannot be given legal effect in determining whether a nominee is elected as a director.

Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) because the Company's governing instruments do not opt out of the plurality voting otherwise specified by the Virginia Act. Implementation of the Proposal thus would result in the Company's proxy materials being false or misleading under Rule 14a-9. To provide shareholders with a proxy card indicating that the shareholder may vote "against" a director likely would mislead a shareholder into believing that a vote "against" a director nominee would be given some legal effect in the tabulation of votes.

Our analysis is supported by the recent Lucent Technologies Inc. no-action letter cited above in which the Staff allowed Lucent Technologies to exclude a proposal submitted by Robert D. Morse that is identical to the Proposal. Lucent is a Delaware Corporation. Section 216(3) of the Delaware General Corporation Law (the "DGCL")

---

[3] In contrast, the Virginia Act (§ 13.1-666) provides that matters *other than* the election of directors are approved "if the votes cast . . . favoring the action exceed the votes case opposing the action."

provides that, unless specified otherwise in the company's certification of incorporation or bylaws, directors are elected by a plurality vote of shares present and entitled to vote. Like the Company, Lucent did not opt out of the plurality voting mechanism provided by its state corporate law. In taking a no-action position, the Staff noted that "because Lucent's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Lucent's proxy materials being false or misleading under rule 14a-9."

In addition, implementing the Proposal would require the Company to take an action that is inconsistent with the Commission's proxy rules. Rule 14a-4(b)(2) mandates that a form of proxy "provide . . . means for security holders to withhold authority to vote for each . . . nominee." Pursuant to Instruction 2, a proxy card should provide means for security holders to vote against nominees only "if applicable state law gives legal effect to votes cast against a nominee." The Virginia Act does not give such legal effect and implementing the Proposal would require the Company to follow a procedure that would be misleading.[4]

The Company does not believe that the second part of the Proposal is applicable to the Company. The Proposal requests the removal "of the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of management." The Company does not include on its proxy card or otherwise in its proxy materials a statement that signed proxy cards that do not indicate a choice will be voted at the discretion of management. Therefore, the second portion of the Proposal is inapplicable.

---

[4] The Commission itself, when adopting amendments to Rule 14a-4, which prescribes the form of the proxy card, acknowledged that where an "against" vote had "questionable legal effect" such an "against" choice on the proxy card "could be confusing and misleading to shareholders." See SEC Release No. 34-16356 (November 21, 1979). Therefore, except in cases where the jurisdiction in question gives legal effect to votes cast against a nominee, the Commission determined that the term "withhold authority" should be used in place of a choice "against" director nominees on the proxy card.

The proposal may be omitted pursuant to Rule 14a-8(i)(8) because it relates to an election for membership on the Company's Board of Directors

The Company also believes that the Proposal may be excluded under Rule 14a-8(i)(8), which permits exclusions of shareholder proposals that relate to an election for membership on a company's board of directors. The final paragraph of the supporting statement implicitly recommends that stockholders vote against the election of the Company's director nominees. (The paragraph states that "shareowners . . . have the right to ask for a vote "AGAINST" all company select nominees for Director . . .")

The Staff has previously made clear that Rule 14a-8(i)(8) permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in Lucent Technologies Inc., publicly available November 3, 1998, the supporting statement of a proposal relating to executive compensation stated: "place an 'X--against All', for # 1 proposal on line for 'except' director nominees . . ." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. The Staff has consistently required that similar language be excluded. See also Crown Cork & Seal Company, Inc., publicly available February 24, 1999; and Phillips-Van Heusen Corporation, publicly available April 6, 1999.

Our analysis is further supported by the recent AT&T no-action letter, publicly available March 11, 2002. In that instance, Mr. Morse submitted a proposal to AT&T that is basically identical to the Proposal submitted to the Company. In its response, the Staff indicated that "[t]here . . . appears to be some basis for [the] view that AT&T may exclude the second proposal under Rule 14a-8(i)(8)."[5]

Therefore, since the Proposal relates to an election for membership on the Company's board of directors, the Company believes that it may properly exclude the Proposal from its 2003 Proxy Materials under Rule 14a-8(i)(8).

[5] Since there was only one proposal in the AT&T no-action letter, it is unclear what the reference to the "second proposal" refers to. In any case, it is clear that the Staff agreed that the at least some portion of the proposal related to the election of directors and was therefore excludable under 14A-8(i)(8).

For the foregoing reasons, the Company has determined to omit the Proposal from its 2003 proxy materials.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

EXHIBIT A

Office of the Secretary
CSX Corporation
901 East Cary Street
Richmond, VA 23219

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 23. 2002

I, Mary F. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Mary F. Morse, Trustee



Prepared by my husband, I do not type or use a computer.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 26, 2002

CSX Corporation
901 East Cary Street
Richmond, VA 23219

Dear Secretary:

I, Mary F. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Mary F. Morse, Trustee



CSX



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 11, 2002

Richard Baltz
Arnold & Porter
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: CSX Corporation
Incoming letter dated March 5, 2002

Dear Mr. Baltz:

This is in response to your letters dated March 5, 2002, March 7, 2002 and March 8, 2002 concerning the shareholder proposal submitted to CSX by Robert Morse. On March 4, 2002, we issued our response expressing our informal view that CSX could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(i)(2). Specifically, CSX's governing instruments do not opt out of the plurality voting that is otherwise specified by Virginia law, and therefore it appears that implementation of the proposal would result in CSX's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

ARNOLD & PORTER

Richard E. Baltz
Richard_Baltz@aporter.com

202.942.5124
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 8, 2002

BY HAND DELIVERY AND FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CSX Corporation
Response of the Office of Chief Counsel
Division of Corporation Finance
Dated March 2, 2002

Ladies and Gentlemen:

On behalf of our client, CSX Corporation (the "Company"), this letter supplements our letters dated March 7, 2002 and March 5, 2002 (the "Original Letters") requesting that the Staff of the Securities and Exchange Commission reconsider its decision relating to the Company's request to exclude from the Company's 2002 proxy statement a proposal from the Mary F. Morse Family Trust.

We have offices located in the Commonwealth of Virginia. We confirm that, for the purposes of Rule 14a-8(j)(2)(iii), it is our opinion that, as a matter of Virginia law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

ARNOLD & PORTER

We are enclosing six copies of this letter. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Sincerely,

Richard E. Baltz /D.C.S

Richard E. Baltz

cc: Martin P. Dunn, Esq.

Grace K. Lee, Esq.

Stephen R. Larson, Esq.
CSX Corporation

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 7, 2002

BY HAND DELIVERY AND FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CSX Corporation
Response of the Office of Chief Counsel
Division of Corporation Finance
Dated March 2, 2002

Ladies and Gentlemen:

On behalf of our client, CSX Corporation (the "Company"), this letter supplements our letter dated March 5, 2002 (the "Prior Request") requesting that the Staff of the Securities and Exchange Commission (the "Commission") reconsider its decision relating to the Company's request to exclude from the Company's 2002 proxy statement a proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent").

In relevant part, the Prior Request stated that:

- Section 13.1-669(A) of the Virginia Stock Corporation Act (the "Virginia Act") requires a plurality of the votes cast for the election of directors, unless otherwise provided in the articles of incorporation, and

- The Company's governing instruments do not contain provisions opting out of Section 13.1-669(A) of the Virginia Act.

In our view the Proposal is therefore excludable under Rule 14a-8(i)(2) because the Company's governing instruments do not opt out of the plurality voting otherwise specified by the Virginia Act, and implementation of the Proposal would result in the Company's proxy materials being false and misleading under Rule 14a-9.

The Company has advised us that in order to meet the mailing schedule for the upcoming annual meeting, it must begin printing its proxy materials early next week. Accordingly, we respectfully request that the Staff respond as promptly as practical to this request for reconsideration.

ARNOLD & PORTER

We are enclosing six copies of this letter. By copy of this letter, the Company is simultaneously informing the Proponent of this supplement to the Prior Request. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Sincerely,



Richard E. Baltz

cc: Martin P. Dunn, Esq.

Grace K. Lee, Esq.

Stephen R. Larson, Esq.
CSX Corporation

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 5, 2002

BY HAND DELIVERY AND FACSIMILE

Martin P. Dunn
Associate Director (Legal)
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CSX Corporation
Response of the Office of Chief Counsel
Division of Corporation Finance
Dated March 2, 2002

Dear Mr. Dunn:

On behalf of our client, CSX Corporation (the "Company"), we are writing to ask that the Staff of the Securities and Exchange Commission (the "Commission") reconsider its decision relating to the Company's request to exclude from the Company's 2002 proxy statement a proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). If, upon reconsideration, the Staff does not concur in our view that the Proposal may properly be excluded from the 2002 Proxy Statement, the Company reserves the right to request that the Staff's decision be reviewed immediately by the Commission. Copies of the Staff's response dated March 2, 2002 (received by facsimile on March 4, 2002), the Company's no-action request dated December 26, 2001, and the Proposal and the Proponent's supporting statement are enclosed.

Prior to issuance of the Staff's response, the Staff issued to a no-action letter to The Coca-Cola Company (publicly available February 6, 2002) permitting exclusion of an identical proposal from the Proponent. We believe that the facts in the Coca-Cola no-action letter are virtually identical to the Company's situation and see no basis for the Staff's reaching a different result in the Company's case.

The Company is finalizing its proxy materials and expects to mail them to shareholders during the week of March 18, 2002. Accordingly, we ask that the Staff respond as promptly as practical to this request for reconsideration.

The Proposal would require the Company to indicate on its proxy cards that a shareholder may vote "against" the election of a director rather than "withhold authority" to vote for a director. In that regard, we have previously noted that such an "against" vote would be inconsistent with controlling state law. Section 13.1-669(A) of the Virginia Stock Corporation Act (the "Virginia Act") provides that, "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election directors." Thus, the Company is not permitted under the Virginia Act to implement the type of voting required by the Proposal.[1] Accordingly, we have expressed the view that implementation of the Proposal would require the Company to take an action inconsistent with and violative of the Virginia Act, and that the Proposal is therefore excludable under Rule 14a-8(i)(2).

In a plurality vote, as provided under the Virginia Act, a vote "against" a director will have no legal effect. To provide shareholders with a proxy card that indicates the shareholder may vote "against" a director, likely would mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. As recognized by the Commission in these identical circumstances, a vote against a nominee may have questionable legal effect and therefore could be confusing and misleading to shareholders.[2]

Section 13.1-669(A) of the Virginia Act is substantially similar to Section 216 of the Delaware General Corporation Code, which provides that in the absence of any contrary specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). In permitting The Coca-Cola Company to exclude the same proposal under Rule 14a-8(i)(2), the Staff recognized that "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9." The Coca-Cola Company (publicly available February 6, 2002). We know of no basis for the Staff's reaching a

---

[1] As noted in our prior submission, the Company's articles of incorporation do not contain provisions opting out of Section 13.1-669(A).

[2] Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16356 (November 21, 1979).

ARNOLD & PORTER

different conclusion in the Company's case on substantially the same facts and comparable state law.

As a corollary to the above points, it also is our view that the Proposal could be omitted under Rule 14a-8(i)(3), which permits exclusion of a proposal when it is contrary to the Commission's proxy rules and regulations, including Rule 14a-9. In light of the inconsistency of the actions requested by the Proponent with the Company's articles of incorporation and the Virginia Act, it is our view that implementation of this requirement of the Proposal would result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3).

We respectfully request, upon reconsideration, that the Staff advise the Company that it will not recommend enforcement action if the Proposal is excluded from the Company's proxy materials in reliance on the bases described above. Because we believe that the above analysis is dispositive of this issue, we are not restating our other grounds for excluding the Proposal or responding to the other matters raised in the Staff's no-action response. We, of course, request the right to do so in any future proceeding.

We are enclosing six copies of this letter. By copy of this letter, the Company is simultaneously informing the Proponent of the Company's request for reconsideration of the Staff's decision. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Sincerely,



Richard E. Baltz

Enclosures

cc (w/encls): Grace K. Lee, Esq.

Stephen R. Larson, Esq.
CSX Corporation

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 26, 2002

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude in your view that CSX may exclude the proposal under rule 14a-8(i)(3) as contrary to the proxy rules. In this regard, we note that rules 14a-4(b)(1) and 14a-4(b)(2) are permissive rather than mandatory, and therefore do not prohibit limiting the discretionary authority given to management and the use of "against votes" in the context of an election of directors. Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised as follows:

- delete the sentence that begins "This entirely unfair . . . " and ends " . . . by whatever means"; and
- delete the phrase that begins "until directors . . . " and ends " . . . some acceptable perks."

Accordingly, we will not recommend action to the Commission if CSX omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Grace K. Lee
Attorney-Advisor

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 26, 2001


RECEIVED
DEC 26 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). A supporting statement accompanies the Proposal. A copy of the Proposal and supporting statement are attached to this letter as Exhibit A. The Proponent has asked the Company to include the Proposal and statement in support thereof in the Company's proxy statement for its 2002 annual shareholders meeting (the "2002 Proxy Materials").

The Company believes that the Proposal is excludable from the 2002 Proxy Materials under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"), on any of the following grounds:

- Rule 14a-8(i)(8), as relating to the election of the Company's Board of Directors;
- Rule 14a-8(i)(2), as violative of the proxy rules; and
- Rule 14a-8(i)(3), as violative of state law.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials. The Company respectfully requests that the Staff advise the Company that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Act, we hereby enclose for filing six (6) copies of this letter and its attachments.

I. The Proposal may be omitted under Rule 14a-8(i)(8) because it relates to election for membership of the Company's Board of Directors.

Rule 14a-8(i)(8) permits a company to omit a proposal which relates to the election for membership on such company's board of directors. The Commission has stated that the principal purpose of the exception relating to elections is to make clear that the shareholder proposal process is not the proper means for conducting election contests, since other sections of the proxy rules, including Rule 14a-11, are applicable. See Release No. 34-12598 (July 7, 1976). The Staff has consistently permitted omission of shareholder proposals that would impact the election of directors. See, e.g., Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (proposal calling for election of a certain individual to the board of directors); Masco Corp. (March 16, 1998) (proposal calling for replacement of outside directors); Boykin Lodging Company (March 22, 2000) (proposal calling for equal access on proxy cards of sharholder-nominees to board of directors).

The Proposal requests that the Company change the format of its proxy materials in two areas: (i) allowing shareholders to vote against directors, by removing the word "EXCEPT" and replacing it with the word "AGAINST" and (ii) removing the statement in the proxy materials informing shareholders that all authorized but non-voted proxies will be voted at the discretion of management of the Company.

By proposing that shareholders be permitted to vote against the Company's director-nominees, the Proponent is clearly attempting to affect the upcoming election of members of the Company's Board of Directors. The Proposal is the Proponent's attempt to change the Company's voting structure which, the Proponent alleges, "has benefited Management and Directors in their determination to stay in office by whatever means." Moreover, the Proponent's presumed request to prevent the Company from voting authorized but non-voted proxies also would have the clear effect of influencing the election of the Company's Board of Directors. The Company, like virtually every other company in the United States and in compliance with the Commission's proxy rules, assumes that a shareholder that signs a proxy card but does not vote, wishes to have such shares voted by the Company. The Company in its proxy card provides shareholders the mechanism to abstain from voting for shareholders who would like to be counted as present but would prefer to abstain from voting on one or more issues. If the Company were not allowed to vote authorized but non-voted proxy cards, not only would the change violate the Commission's proxy rules (as discussed below) but it may also have a significant impact on the election of the Company's Board of Directors.

The Staff has considered a similar issue in Lucent Technologies Inc. (November 3, 1998). Robert Morse, who we believe to be affiliated with Proponent, submitted similar language in the supporting statement of a proposal to Lucent requesting that shareholders be permitted to vote against company appointed director-nominees. In that matter, the Staff agreed with Lucent's position that the language in the reasoning section was excludable under Rule 14a-8(i)(8) because it related to the election of the company's board of directors. The Staff has consistently required similar language by Mr. Morse to be excluded from the supporting statements. See also Crown Cork & Seal Company, Inc. (February 24, 1999); Phillips-Van Heusen Corporation (April 6, 1999). For these reasons, the Company believes that it may properly exclude the Proposal from its 2002 Proxy Material.

II. The Proposal and supporting statements contain misleading statements and are violative of the Commission's proxy rules, and thus, may be omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements.

<u>Violative of Commission proxy rules</u>

1. Rule 14a-4(b)(2)

Rule 14a-4(b)(2) of the Act provides the requirements of a form of proxy which can be used in the election of the directors of a company. Rule 14a-4(b)(2) indicates that the form of proxy shall include the name of the person to be nominated and provide a mechanism by which a security is entitled to withhold authority to vote for a nominee. The rule does not provide a mechanism by which a shareholder may vote against a particular director. Instruction 2 of Rule 14a-4(b)(2) does indicate that a company is only required to provide a mechanism for voting against a board nominee if state law "gives legal effect to votes cast against the nominee." As discussed below, the Virginia Stock Corporation Act (the "Virginia Act") does not provide for votes cast against a nominee. The Virginia Act provides for election of directors based upon a plurality vote. The first part of the Proposal requires that shareholders be permitted to vote against directors.

Therefore, the Proposal is violative of the Commission's proxy rules and may be excluded pursuant to Rule 14a-8(i)(3).

2. Rule 14a-4(b)(1)

Rule 14a-4(e) of the act requires that the form of proxy shall provide "that the shares represented by the proxy will be voted..." To that end, the Act provides a mechanism in Rule 14a-4(b)(1) by which a company may vote authorized proxies for which a vote is not specified by discretionary authority. The Company, like most others, confers discretionary authority on its management to vote authorized proxies for which a choice is not specified by the shareholder. Rule 14(a)-4(b)(1) provides that the proxy "may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder *provided that the form of the proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case*" (emphasis added). The second part of the Proposal requires that the Company delete the language in the lower section of the proxy card "announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The language which the Proponent has requested to be deleted is required by Rule 14a-4(b)(1) of the Act to highlight to stockholders how their shares will be voted in the case a shareholder returns a signed proxy which has not been voted. Therefore, the Proposal is violative of the Commission's proxy rules and may excluded pursuant to Rule 14a-8(i)(3).

False and Misleading Statements

Rule 14a-9 provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." Examples of misleading statements are provided in the rule, including: "(m)aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. Note (b) to Rule 14a-9.

The supporting statements included by the Proponent are false, misleading and impugn the character of the management and directors of the Company. In the first supporting statement under "Reasons", for instance, the Proponent states that the "unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means." This statement wrongfully impugns the character of management and the directors of the Company by suggesting, without any foundation, that management and the directors have been utilizing improper means to entrench their positions in office. To the contrary, the "entirely unfair voting arrangement" is the voting mechanism that is utilized by most U.S. companies and in full compliance with the Commission's proxy rules. Moreover, in the second supporting statement under the heading "Further," the Proponent states the Proposal should be in effect "until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks." This statement is false, misleading and impugns the character of management without providing any factual foundation for such allegations. The Proposal and the supporting statements contain the type of false and misleading statements that are contrary to the Commission's proxy rules and therefore may be omitted from the 2002 Proxy Materials.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

Under Rule 14a-8(i)(2), the implementation of a shareholder proposal that would cause the company to violate any state, federal or foreign law may be excluded. As a Virginia corporation, the Company is subject to the Virginia Act and must comply with each of its applicable provisions. §13.1-669(A) of the Virginia Act provides that "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election..." The Virginia Act, therefore, provides that directors with the highest number of votes are elected. Shareholders are thereby permitted to vote for a director or withhold their vote. The Virginia Act does not provide a mechanism by which votes may be made against a director.[1] If the Company were to implement the Proposal, the Company would be violating the Virginia Act. Moreover, the Company's articles of incorporation do not contain provisions allowing for the type of voting contained in the Proposal. Therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because implementation would result in the Company violating applicable Virginia law.

****

[1] The Virginia Act (§13.1-666) does provide that actions on matters, *other than the election of directors*, are approved when the votes cast favoring the action exceed the votes case opposing the action.

For the reasons set forth above, the Company intends to omit the Proposal from the 2002 Proxy Materials and respectfully requests that the Staff advise the Company that you will not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Materials. The Company is planning to mail its 2002 Annual Meeting proxy materials to its shareholders during the week of March 18, 2002.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

cc: Stephen R. Larson
CSX Corporation

Exhibit A

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

CSX



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2002

Richard E. Baltz
Arnold & Porter
555 Twelfth Street, N.W.
Washington, DC 20004-1206

Re: CSX Corporation
Incoming letter dated December 26, 2001

Dear Mr. Baltz:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to CSX by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

December 26, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). A supporting statement accompanies the Proposal. A copy of the Proposal and supporting statement are attached to this letter as Exhibit A. The Proponent has asked the Company to include the Proposal and statement in support thereof in the Company's proxy statement for its 2002 annual shareholders meeting (the "2002 Proxy Materials").

The Company believes that the Proposal is excludable from the 2002 Proxy Materials under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"), on any of the following grounds:

- Rule 14a-8(i)(8), as relating to the election of the Company's Board of Directors;
- Rule 14a-8(i)(2), as violative of the proxy rules; and
- Rule 14a-8(i)(3), as violative of state law.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials. The Company respectfully requests that the Staff advise the Company that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Act, we hereby enclose for filing six (6) copies of this letter and its attachments.

I. The Proposal may be omitted under Rule 14a-8(i)(8) because it relates to election for membership of the Company's Board of Directors.

Rule 14a-8(i)(8) permits a company to omit a proposal which relates to the election for membership on such company's board of directors. The Commission has stated that the principal purpose of the exception relating to elections is to make clear that the shareholder proposal process is not the proper means for conducting election contests, since other sections of the proxy rules, including Rule 14a-11, are applicable. See Release No. 34-12598 (July 7, 1976). The Staff has consistently permitted omission of shareholder proposals that would impact the election of directors. See, e.g., Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (proposal calling for election of a certain individual to the board of directors); Masco Corp. (March 16, 1998) (proposal calling for replacement of outside directors); Boykin Lodging Company (March 22, 2000) (proposal calling for equal access on proxy cards of sharholder-nominees to board of directors).

The Proposal requests that the Company change the format of its proxy materials in two areas: (i) allowing shareholders to vote against directors, by removing the word "EXCEPT" and replacing it with the word "AGAINST" and (ii) removing the statement in the proxy materials informing shareholders that all authorized but non-voted proxies will be voted at the discretion of management of the Company.

By proposing that shareholders be permitted to vote against the Company's director-nominees, the Proponent is clearly attempting to affect the upcoming election of members of the Company's Board of Directors. The Proposal is the Proponent's attempt to change the Company's voting structure which, the Proponent alleges, "has benefited Management and Directors in their determination to stay in office by whatever means." Moreover, the Proponent's presumed request to prevent the Company from voting authorized but non-voted proxies also would have the clear effect of influencing the election of the Company's Board of Directors. The Company, like virtually every other company in the United States and in compliance with the Commission's proxy rules, assumes that a shareholder that signs a proxy card but does not vote, wishes to have such shares voted by the Company. The Company in its proxy card provides shareholders the mechanism to abstain from voting for shareholders who would like to be counted as present but would prefer to abstain from voting on one or more issues. If the Company were not allowed to vote authorized but non-voted proxy cards, not only would the change violate the Commission's proxy rules (as discussed below) but it may also have a significant impact on the election of the Company's Board of Directors.

The Staff has considered a similar issue in Lucent Technologies Inc. (November 3, 1998). Robert Morse, who we believe to be affiliated with Proponent, submitted similar language in the supporting statement of a proposal to Lucent requesting that shareholders be permitted to vote against company appointed director-nominees. In that matter, the Staff agreed with Lucent's position that the language in the reasoning section was excludable under Rule 14a-8(i)(8) because it related to the election of the company's board of directors. The Staff has consistently required similar language by Mr. Morse to be excluded from the supporting statements. See also Crown Cork & Seal Company, Inc. (February 24, 1999); Phillips-Van Heusen Corporation (April 6, 1999). For these reasons, the Company believes that it may properly exclude the Proposal from its 2002 Proxy Material.

II. The Proposal and supporting statements contain misleading statements and are violative of the Commission's proxy rules, and thus, may be omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements.

Violative of Commission proxy rules

1. Rule 14a-4(b)(2)

Rule 14a-4(b)(2) of the Act provides the requirements of a form of proxy which can be used in the election of the directors of a company. Rule 14a-4(b)(2) indicates that the form of proxy shall include the name of the person to be nominated and provide a mechanism by which a security is entitled to withhold authority to vote for a nominee. The rule does not provide a mechanism by which a shareholder may vote against a particular director. Instruction 2 of Rule 14a-4(b)(2) does indicate that a company is only required to provide a mechanism for voting against a board nominee if state law "gives legal effect to votes cast against the nominee." As discussed below, the Virginia Stock Corporation Act (the "Virginia Act") does not provide for votes cast against a nominee. The Virginia Act provides for election of directors based upon a plurality vote. The first part of the Proposal requires that shareholders be permitted to vote against directors.

Therefore, the Proposal is violative of the Commission's proxy rules and may be excluded pursuant to Rule 14a-8(i)(3).

2. Rule 14a-4(b)(1)

Rule 14a-4(e) of the act requires that the form of proxy shall provide "that the shares represented by the proxy will be voted..." To that end, the Act provides a mechanism in Rule 14a-4(b)(1) by which a company may vote authorized proxies for which a vote is not specified by discretionary authority. The Company, like most others, confers discretionary authority on its management to vote authorized proxies for which a choice is not specified by the shareholder. Rule 14(a)-4(b)(1) provides that the proxy "may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder *provided that the form of the proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case*" (emphasis added). The second part of the Proposal requires that the Company delete the language in the lower section of the proxy card "announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The language which the Proponent has requested to be deleted is required by Rule 14a-4(b)(1) of the Act to highlight to stockholders how their shares will be voted in the case a shareholder returns a signed proxy which has not been voted. Therefore, the Proposal is violative of the Commission's proxy rules and may excluded pursuant to Rule 14a-8(i)(3).

False and Misleading Statements

Rule 14a-9 provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." Examples of misleading statements are provided in the rule, including: "(m)aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. Note (b) to Rule 14a-9.

The supporting statements included by the Proponent are false, misleading and impugn the character of the management and directors of the Company. In the first supporting statement under "Reasons", for instance, the Proponent states that the "unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means." This statement wrongfully impugns the character of management and the directors of the Company by suggesting, without any foundation, that management and the directors have been utilizing improper means to entrench their positions in office. To the contrary, the "entirely unfair voting arrangement" is the voting mechanism that is utilized by most U.S. companies and in full compliance with the Commission's proxy rules. Moreover, in the second supporting statement under the heading "Further," the Proponent states the Proposal should be in effect "until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks." This statement is false, misleading and impugns the character of management without providing any factual foundation for such allegations. The Proposal and the supporting statements contain the type of false and misleading statements that are contrary to the Commission's proxy rules and therefore may be omitted from the 2002 Proxy Materials.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

Under Rule 14a-8(i)(2), the implementation of a shareholder proposal that would cause the company to violate any state, federal or foreign law may be excluded. As a Virginia corporation, the Company is subject to the Virginia Act and must comply with each of its applicable provisions. §13.1-669(A) of the Virginia Act provides that "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election..." The Virginia Act, therefore, provides that directors with the highest number of votes are elected. Shareholders are thereby permitted to vote for a director or withhold their vote. The Virginia Act does not provide a mechanism by which votes may be made against a director.[1] If the Company were to implement the Proposal, the Company would be violating the Virginia Act. Moreover, the Company's articles of incorporation do not contain provisions allowing for the type of voting contained in the Proposal. Therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because implementation would result in the Company violating applicable Virginia law.

****

[1] The Virginia Act (§13.1-666) does provide that actions on matters, *other than the election of directors*, are approved when the votes cast favoring the action exceed the votes case opposing the action.

For the reasons set forth above, the Company intends to omit the Proposal from the 2002 Proxy Materials and respectfully requests that the Staff advise the Company that you will not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Materials. The Company is planning to mail its 2002 Annual Meeting proxy materials to its shareholders during the week of March 18, 2002.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

cc: Stephen R. Larson
CSX Corporation

Exhibit A

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 26, 2002

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude in your view that CSX may exclude the proposal under rule 14a-8(i)(3) as contrary to the proxy rules. In this regard, we note that rules 14a-4(b)(1) and 14a-4(b)(2) are permissive rather than mandatory, and therefore do not prohibit limiting the discretionary authority given to management and the use of "against votes" in the context of an election of directors. Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised as follows:

- delete the sentence that begins "This entirely unfair . . . " and ends " . . . by whatever means"; and
- delete the phrase that begins "until directors . . . " and ends " . . . some acceptable perks."

Accordingly, we will not recommend action to the Commission if CSX omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Grace K. Lee
Attorney-Advisor

RECEIVED
2003 JAN -2 AM 9:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

December 23, 2002

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: For CSX Corporation, letter of
December 19, 2002
to the SEC by Arnold & Porter
Copy received December 20, 2002

Ladies and Gentlemen:

I must take exception to your recent ruling regarding the "Plurality" voting system used in perhaps 5 or more states. You did not address my claim that the Laws [or Rules] are in violation of an individual's Right of Dissent. You appear to be more in concern about enforcement of an unfair practice than you are of correcting such. As written, the Laws/Rules as described by legal entities confirm my claim that a shareowner is effectively barred from being "Against" thereby allowing all Management Nominees to be continually elected to office.

Twice, the Commission and I have received copies of "an opinion" from a legal firm licensed to practice in a State using the "Plurality" system, stating that no part of their letter is to be copied or transmitted to another person. This in itself is an admission that their explanation violates a "Right of Dissent" and they do not want it to go on record as such. You may refer to these copies as I am barred from reproducing.

This makes the Laws/Rules themselves "false and misleading" in that anyone abstaining or withholding may think their vote or non-vote has a bearing on the outcome.

The above will suffice as answer to several almost identical "complaints" that my proposal would be "false and misleading", and in violation of existing state or federal regulations It is quite obvious there is a pooling of information by Corporations and their outside legal advisors to attempt to defeat a legitimate proposal.

As to any non-attendance claims, this party can afford to travel, but would be foolish to waste money attending a meeting to fulfill another discriminatory "Rule", only to talk for an allotted 3 whole minutes to repeat what has been said in my proposal. That would indeed be dumb! This qualifies as a "reasonable excuse", even if it does not fit your opinion of interpretation to omit. The Rule itself is discriminatory as it is directed against a proponent...

Opting in or out of a State's Plurality Law/Rule makes no difference in deciding that such is a violation of an American's "Right to Dissent".

The statement that "it relates to the election of Directors" qualifies as a right to delete is itself misleading the SEC. Of course, the entire Proposal is based on a Company prepared invitation to "vote for Directors", and the absence of a right to vote "Against", so, what else can the corrections asked be?

6 copies to SEC
1 @ to CSX incl/with
1 to Arnold & Porter

Sincerely,
Mary F. Morse, Trustee



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 19, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(i)(2). In this regard, because CSX's governing instruments do not opt out of the plurality voting that is otherwise specified by Virginia law, it appears that implementation of the proposal would result in CSX's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CSX relies.

Sincerely,



Grace K. Lee
Special Counsel